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                                                                     Exhibit 99
[LOGO and Letterhead for Midwest Grain Products, Inc.]            PRESS RELEASE

FOR IMMEDIATE RELEASE:  MIDWEST GRAIN POSTS SECOND QUARTER EARNINGS INCREASE


         ATCHISON, Kan., February 7, 2000--Ladd Seaberg, president and chief executive officer of Midwest Grain Products, Inc., announced today that results for the company's second quarter of fiscal 2000 moved ahead of results for the same period the prior year.

         The company's net income for the quarter, which ended Dec. 31, 1999, was $1,563,000, or 17 cents per share, on sales of $59,962,000. That compares to net income of $1,430,000, or 15 cents per share, on sales of $53,917,000 that Midwest Grain experienced in the second quarter of fiscal 1999.

         For the first six months of fiscal 2000, the company had net income of $2,314,000, or 25 cents per share, on sales of $114,937,000, compared to net income of $2,096,000, or 22 cents per share, on sales of $105,855,000 for the first six months of fiscal 1999.

         Seaberg attributed the second quarter earnings improvement to the effects of heightened demand for the company's wheat gluten, specialty wheat proteins and wheat starches combined with lower raw material costs for grain. "The reasons for our improvement were essentially the same as those we experienced in the current year's first quarter," Seaberg said. "Similarly," he added, "these positive factors were partially offset by the impact of reduced selling prices for our alcohol products due to the continuation of excess supplies throughout the industry."

         Recently, selling prices for fuel grade alcohol have stabilized, and in some instances increased, according to Seaberg. "While this situation is not expected to have an immediate effect on our results, it could have some measurable impact during the final quarter of the year," Seaberg said. Meanwhile, work continues at Midwest Grain's Atchison plant to enhance the company's alcohol distillation process and further improve alcohol production cost efficiencies.

         The realization of even greater demand for the company's wheat gluten throughout the first six months of fiscal 2000 was largely prevented by a huge surge of gluten imports from the European Union (E.U.) just prior to the start of the year, Seaberg explained. As previously reported, during the month of June, 1999, which marked the opening of the second year of a three-year annual quota on imports of foreign gluten, the E.U.'s entire allocation of 45 million pounds entered the United States market. "This surge reduced our potential to realize a more substantial increase in gluten sales in the first half of the year" he said. "I remain hopeful, however, that more favorable conditions in the gluten market may yet materialize during the remainder of fiscal 2000," he added.

         The company also expects to realize continued growth in sales of its specialty wheat-based ingredients, which are produced and marketed for use in a variety of value-added food and non-food applications. "We're making good progress in this area," Seaberg said, "and, as a result, are solidifying our position in the marketplace as a customer-oriented solutions provider."

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This news release  contains  forward-looking  statements  as well as  historical information. Forward-looking statements are identified by or are associated with
such  words  as  "intend,"  "believe,"   "estimate,"   "expect,"   "anticipate,"
"hopeful," "should," "may" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, gasoline prices, energy
costs,   product  pricing,   competitive   environment  and  related   marketing
conditions,   operating   efficiencies,   access  to  capital   and  actions  of
governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

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